Transmitted by EDGAR


                                                                 March 29, 2010


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Gentlemen:

Re: Gordon & Co., 63 Pleasant Street, Suite 200, Watertown, MA 02472 File No. 333-136517

As requested by Special Counsel Sonia Barros in her letter of March 26,2010, Gordon & Co. hereby withdraws Post-Effective Amendment No. 4 to its registration on Form S-1 that was filed with the Commission on March 12, 2010 effective immediately.

The grounds for this withdrawal are that when Gordon & Co. filed
Post-Effective Amendment No. 4 it was unaware that its registration on Form S-1 had expired on September 15, 2009 by virtue of Rule 415(a)5. The Company was under the erroneous opinion that it could continue to issue its limited price options until the number of securities was exhausted. The Company had relied on that procedure since the 1980's.

The Company represents that no securities were sold pursuant to its Post-Effective Amendment No. 4. However, after September 15, 2009 and before the Company was advised that its registration statement had expired the Company did sell 483 options to a total of 8 investors each of whom qualifies as an "accredited investor" as defined in Rule 501(a). The Company has today filed a Form D with respect to those sales.

The Company intends to continue to offer its Limited Price Options in reliance on Rule 155(c) AND Rule 506 of Regulation D.

                                            Very truly yours,

                                            s/ Allison D. Salke
                                            Gordon & Co.
                                            Allison D. Salke, CEO